Exhibit 99.1

China Yuchai Appoints New Board Director

SINGAPORE, August 31, 2020/PRNewswire — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that Mr. Stephen Ho Kiam Kong has been appointed as a director of China Yuchai, effective August 31, 2020.

Mr. Ho is currently the CEO and a Director of Hong Leong Asia Ltd, a company listed in the Singapore Stock Exchange (SGX). It is the trade and industry arm of Singapore conglomerate Hong Leong group and one of the region’s major players with operations in China and across South East Asia. He was previously the Group CFO for Wilmar International Limited, an agribusiness group for 8 ½ years. Before this, he was with Philips Electronics for 12 years and his last position was the Senior Vice President and CFO of Philips Electronics China Group, Greater China operation based in Shanghai. Prior to his corporate roles, Mr. Ho held regional managerial positions in business development, risk management and trading functions with several large international banks based in Singapore.

Mr. Ho was awarded the Best CFO for the Year 2018 for large-cap companies in the Singapore Corporate Awards. And during his tenure in Shanghai, Mr. Ho served as the Chairman of the Shanghai Board of the European Chamber of Commerce of China and received the Magnolia Silver Award from the Shanghai Municipality Government.

Mr. Ho holds a Bachelor of Commerce & Administration degree from Victoria University of Wellington, and completed Harvard Business School’s Advanced Management Program for International Senior Managers.

The Board of Directors welcomes Mr. Ho to the Board and believes that his extensive financial management and China experience will be beneficial to China Yuchai’s future. With the new appointment, the Board of Directors now comprises of nine members of which three are independent directors.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, GYMCL, engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2019, GYMCL sold 376,148 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com